U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    DUPONT SHAREHOLDERS FOR FAIR VALUE

3.  Address of person relying on exemption:
    P.O. Box 231, Amherst, Mass.   01004

(DUPONT SHAREHOLDERS FOR FAIR VALUE LOGO)

For Immediate Release        For Information Contact
April 12, 2007               Sanford Lewis 413 549-7333
                             Julie Gozan     315 477-7507

Shareholders Warned of DuPont"s Failure to Disclose Continuing
Financial Risks from PFOA
   New Report Released in Advance of Upcoming Shareholder Vote

Wilmington, Del.   According to a new report by a group of EI
DuPont de Nemours (DD) shareholders, DuPont faces escalating financial risks despite its recent acknowledgement that it must eventually end the use and production of the controversial chemical, perfluorooctanoic acid (PFOA).

Julie Gozan of Amalgamated Bank stated, "While the company has announced that it intends to end the production and use of PFOA by 2015, it has not provided shareholders with an assessment of the losses the company may suffer in the marketplace by
continuing to use PFOA.   In the meantime, numerous companies
and competitors are shifting to PFOA free alternatives and may not stand by for the company"s long timetable for elimination of PFOA in its products."

PFOA is a substance that is linked with signature DuPont products such as Teflon cookware as well as stain and grease repellants used in food packaging, textiles and carpets. PFOA poses an array of concerns due to persistence in the environment and potential health impacts. DuPont is the only current US producer of PFOA.

Attorney Sanford Lewis, a representative of the group DuPont Shareholders for Fair Value (DSFV), noted that, "DuPont has also failed to disclose research showing developmental impacts on newborn babies, new limits on PFOA contamination of drinking water in several states and that some DuPont fluorotelomer products may break down to PFOA in use or in the environment."

Said Amalgamated Bank's Gozan, "We believe the continued use and production of PFOA poses enormous potential for environmental and product liabilities."

In 2006 the Securities and Exchange Commission wrote to DuPont management, after prompting by the group of shareholders, and instructed the company to improve its disclosures regarding PFOA in the 2006 Annual report. But according to DuPont Shareholders for Fair Value(DSFV) , the company has not fulfilled the SEC guidance. in our assessment the current disclosures fall short of fulfilling the SEC's guidance. For instance:

- While the company has announced that it intends to end the production and use of PFOA by 2015, it has not provided shareholders with an assessment of the losses the company anticipates in the marketplace by continuing to use PFOA in the meantime. "As shown in our report, numerous companies and competitors are shifting to PFOA free alternatives and may not stand by for the company's long timetable for elimination of PFOA in its products," said Sanford Lewis, author of the report.

- The company has failed to disclose in its financial reports that some experts believe that its fluorotelomer products, which it intends to continue to produce even after ending the use of PFOA, may break down to PFOA in use or in the environment. Independent scientific assessment is already underway to assess this.

- The company did not report to shareholders on the preliminary findings released February 2007 from Johns Hopkins University researchers in which newborn babies who had been exposed to low levels of PFOA in utero had decreased birth weight and head circumference - emblematic of developmental impacts.

- The company failed to note that more restrictive thresholds related to drinking water limits on PFOA have been recommended by regulators in Minnesota and New Jersey, and that Minnesota is now intent on handling PFOA contaminated sites as Superfund sites.

DuPont shareholders will be voting on two resolutions related to PFOA in the April 25 shareholder meeting. The first (Item 6) requests a report on the potential for an expedited phaseout of PFOA (supported by 29% of share owners in 2006); the second (Item 7) asks the company to report on the costs it has incurring relative to PFOA and Dioxin pollution.
Other threats to shareholder value identified by DSFV include:

- Market moves away from PFOA-containing products. Major manufacturers such as Conagra (food producer) and Mohawk (carpet manufacturer), have joined with major retailers, such as Wal-Mart and McDonalds, to indicate their intent to seek alternatives to products containing or breaking down to PFOA. DuPont"s Teflon non-stick cookware products continue to receive media scrutiny. The search for alternatives is also driving DuPont competitors, who are bringing PFOA-free products to market.

- Possible US, state or foreign regulatory action. On March 7, 2006, the USEPA published a Federal Register notice asserting that it can no longer presume that long chain polymers similar to PFOA will not present an unreasonable risk to human health
or the environment.   The agency proposed withdrawing a
longstanding exemption to premanufacture notice under the Toxic Substance Control Act for those seeking to manufacture or import new substances of this kind.

- Potential liability related to consumer and environmental
exposures to PFOA at DuPont and other companies.   More PFOA
contamination has been detected at several sites over the last year, and a purported $5 billion class action lawsuit alleging undisclosed health risks associated with Teflon continued to progress.

DuPont Shareholders for Fair Value ("DSFV") is an informal group of DuPont shareholders that includes, among others, Amalgamated Bank"s LongView Collective Investment Fund; USW International Union ("USW"). USW also represents approximately 1,800 DuPont employees in New York, New Jersey, Delaware and Kentucky.

This communication is not a proxy solicitation, and DSFV will not accept any proxies. DSFV urges shareholders to vote "FOR" this stockholder proposal on DuPont management"s proxy.

To read the entire DSFV report please go to:
www.dupontshareholdersalert.org